Press Release

Standard & Poor’s Upgrades Indosat Ratings to ‘BB+’ on Improved Financial Performance; Off CreditWatch

Jakarta, July 5, 2012 – PT Indosat Tbk (“Indosat”) announced today that Standard and Poor’s (“S&P”) has upgraded Long-Term Credit Rating and the Indosat’s Guaranteed Notes Rating to ‘BB+’ from ‘BB‘. S&P also removed all the ratings from their CreditWatch. The Outlook is Stable to reflect S&P expectation that Indosat's operating performance will be stable. At the same time, the agency also raised their long-term ASEAN regional rating scale on Indosat to ‘axBBB+’ from ‘axBBB-’.

The upgrade reflects the improvement in Indosat's credit profile and S&P’s expectation that Indosat will maintain its improved financial performance over the next two or three years. S&P also believe that Indosat is likely to maintain adequate liquidity over the next 24 months. S&P assess Indosat’s financial risk profile as “significant”. The rating also reflects Indosat’s high leverage, and the competitive and matured Indonesian cellular market where Indosat's moderate cash flow adequacy and the strategic relationship with its parent temper the above weaknesses.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

http://www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular subscribers through its brands, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Qtel Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends